UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

STRAN & COMPANY, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

86260J 102
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	86260J 102

1.	NAMES OF REPORTING PERSONS Andrew Shape
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 3,400,000(1)
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 3,400,000(1)
	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,400,000(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.4%(2)
12.	TYPE OF REPORTING PERSON IN

(1)	On May 24, 2021, the Reporting Person (as defined below) bought and paid for the shares of common stock of the Issuer (as defined below) through the delivery of a promissory note to the seller of the shares. The note provides for 2% simple annual interest. Principal and accrued interest under the note must be repaid by the note’s third anniversary, or May 24, 2023. The note grants a security interest to the seller of the shares subject to full repayment of indebtedness under the note. The Reporting Person may sell the shares at prevailing market prices so long as such portion of the sale proceeds as is required under the promissory note to repay the note is so used to repay the note. The shares are also subject to a lockup provision providing that one-half of the purchased shares may not be sold until May 24, 2023; provided, however, that such restriction on transfer will expire at a rate of 1/48th of the shares subject to the restriction per month over such two-year period. In addition, on November 8, 2021, the Reporting Person agreed that for a period of 180 days, without the prior written consent of the representative of the underwriters of the initial public offering of the Issuer, and subject to certain exceptions, he will not, directly or indirectly, (i) offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any common stock of the Issuer or any securities convertible into or exercisable or exchangeable for the common stock of the Issuer, whether then owned or thereafter acquired by the Reporting Person or with respect to which the Reporting Person had or thereafter acquires the power of disposition; (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; (iii) make any demand for or exercise any right with respect to the registration of any such securities; or (iv) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any such securities.

(2)	Based on a total of 19,573,982 shares of common stock of the Issuer outstanding as of December 31, 2021.

CUSIP No.	86260J 102

Item 1.

(a)	Name of Issuer: Stran & Company, Inc. (the “Issuer”)

(b)	Address of Issuer’s principal executive offices: 2 Heritage Drive, Suite 600, Quincy, MA 02171

Item 2.

(a)	Name of person filing: This statement is being filed by Andrew Shape (the “Reporting Person”).

(b)	Address of the principal business office or, if none, residence: The business address of the Reporting Person is 2 Heritage Drive, Suite 600, Quincy, MA 02171.

(c)	Citizenship: The Reporting Person is a United States citizen.

(d)	Title of class of securities: Common stock, par value $0.0001 per share

(e)	CUSIP No.: 86260J 102

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

CUSIP No.	86260J 102

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

On May 24, 2021, the Reporting Person bought and paid for the shares of common stock through the delivery of a promissory note to the seller of the shares. The note provides for 2% simple annual interest. Principal and accrued interest under the note must be repaid by the note’s third anniversary, or May 24, 2023. The note grants a security interest to the seller of the shares subject to full repayment of indebtedness under the note. The Reporting Person may sell the shares at prevailing market prices so long as such portion of the sale proceeds as is required under the promissory note to repay the note is so used to repay the note. The shares are also subject to a lockup provision providing that one-half of the purchased shares may not be sold until May 24, 2023; provided, however, that such restriction on transfer will expire at a rate of 1/48th of the shares subject to the restriction per month over such two-year period. In addition, on November 8, 2021, the Reporting Person agreed that for a period of 180 days, without the prior written consent of the representative of the underwriters of the initial public offering of the Issuer, and subject to certain exceptions, he will not, directly or indirectly, (i) offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any common stock of the Issuer or any securities convertible into or exercisable or exchangeable for the common stock of the Issuer, whether then owned or thereafter acquired by the Reporting Person or with respect to which the Reporting Person had or thereafter acquires the power of disposition; (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; (iii) make any demand for or exercise any right with respect to the registration of any such securities; or (iv) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any such securities.

(b)

Percent of class:

The shares of common stock represent approximately 17.4% of the Issuer’s outstanding common stock based on a total of 19,573,982 shares of common stock outstanding as of December 31, 2021.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	3,400,000
	(ii)	Shared power to vote or to direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of:	3,400,000
	(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

CUSIP No.	86260J 102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2022
/s/ Andrew Shape
Andrew Shape

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